As filed with the Securities and Exchange Commission on August 7, 2014

 ______________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

 ________________________

Bluerock Residential Growth REIT, Inc.

(Name of Subject Company)

Bluerock Residential Growth REIT, Inc.

(Name of Person(s) Filing Statement)

________________________

Shares of Class B-1, B-2 and B-3 Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

________________________

R. Ramin Kamfar
Bluerock Residential Growth REIT, Inc.
712 Fifth Avenue
9th Floor
New York, New York 10019
(877) 826-2583

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

________________________

With Copies to:

Richard P. Cunningham, Jr., Esq.
Kathryn A. Lawrence, Esq.
Kaplan Voekler Cunningham & Frank, PLC
1401 East Cary Street
Richmond, Virginia 23229
Telephone: (804) 823-4000
Facsimile: (804) 823-4099

___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by MacKenzie Realty Capital, Inc. (“MacKenzie”), to purchase up to 30,000 shares of  each Class B-1, B-2, and B-3 common stock (the “Shares”) in Bluerock Residential Growth REIT, Inc., a Maryland corporation (which we refer to herein as the “Company,” “we,” “our” or “us”), at a purchase price equal to $11, $10, and $9 per Share, respectively (the “Offer Price”), in cash. As discussed below, the Board of Directors makes no recommendation, expresses no opinion and remains neutral regarding whether the Company’s stockholders should accept or reject the tender offer by MacKenzie to purchase their Shares of Class B common stock.

Item 1. Subject Company Information

(a) Name and Address. The name of the subject company is Bluerock Residential Growth REIT, Inc., a Maryland corporation. The address and telephone number of the principal executive offices of the Company are 712 Fifth Avenue, 9th Floor, New York, New York 10019, (877) 826-2583.

(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Company’s Class B-1, B-2 and B-3 common stock, $0.01 par value per share (the “Shares”). As of the close of business on August 6, 2014, there were 1,060,889 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address. The Company is the filing person and the subject company. The name, address and telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by MacKenzie to purchase up to 30,000 shares of  each Class B-1, B-2, and B-3 common stock at a purchase price equal to $11, $10, and $9 per Share, respectively, subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated July 25, 2014 (the “Offer Date”) and the related Assignment Form (together with the Offer to Purchase, the “Offer”), as set forth in MacKenzie’s Tender Offer Statement on Schedule TO, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 25, 2014 (the “Schedule TO”). Unless the Offer is extended, it will expire at 11:59 p.m., Pacific Time, on September 5, 2014. The foregoing summary of the Offer is qualified in its entirety by the Offer to Purchase.

According to the Schedule TO, the address and principal executive offices of MacKenzie are 1640 School Street, Moraga, California 94556, and its telephone number is (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, to the best knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and MacKenzie and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, to the best knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed under the headings “Our Manager and Related Agreements” and “Certain Relationships and Related Party Transactions” in the Company’s Prospectus on Form 424(b)(4) (the “Prospectus”) filed with the SEC on March 28, 2014, which information is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Prospectus is available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation

(a) Recommendation. The Company's board of directors makes no recommendation, expresses no opinion and remains neutral regarding whether the Company’s stockholders should accept or reject the Offer. The information set forth in the letter to stockholders, dated August 7, 2014 (the “Letter to Stockholders”), a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares held of record or beneficially owned by them pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or currently intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions in the Shares have been effected during the last 60 days by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of any securities of the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9, the Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “foresee,” “looking ahead,” “is confident,” “should,” “will,” “predicted,” “likely” or other words or phrases of similar import. Similarly, statements that describe or contain information related to matters such as the Company’s intent, belief or expectation with respect to its financial performance, investment strategy and portfolio, cash flows, growth prospects, and the current and future value of the Class A and Class B common stock are forward-looking statements. These forward-looking statements often reflect a number of assumptions and involve known and unknown risks, uncertainties and other factors that could cause the Company’s actual results and the value of the Company’s Class A and Class B common stock to differ materially from those currently anticipated in these forward-looking statements. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. In light of these risks and uncertainties, the forward-looking events might or might not occur, which may affect the accuracy of forward-looking statements and cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and those discussed under the headings “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Prospectus, each as filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9.

Item 9. Exhibits

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUEROCK MULTIFAMILY GROWTH REIT, INC.

Date: August 7, 2014	/s/ R. Ramin Kamfar
	Name:	R. Ramin Kamfar
	Title:	Chief Executive Officer and President

Exhibit Index

Exhibit No.	Description

(a)(1)*	Letter to Stockholders of the Company from R. Ramin Kamfar, Chief Executive Officer, President and Chairman of the Board of Directors of the Company, dated as of August 7, 2014.

(e)(1)	The information contained under the headings “Our Manager and Related Agreements” and “Certain Relationships and Related Party Transactions” in the Company’s Prospectus on Form 424(b)(4) filed with the SEC on March 28, 2014 is incorporated herein by reference.

(e)(2)	Management Agreement by and among the Company, Bluerock Residential Holdings, L.P. and BRG Manager, LLC, dated April 2, 2014, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 8, 2014

(e)(3)	Investment Allocation Agreement between Bluerock Real Estate, L.L.C., BRG Manager, LLC, and the Company, dated April 2, 2014, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 8, 2014

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Company and filed herewith.